Exhibit 99.100

RIO ALTO RECEIVES ENVIRONMENTAL APPROVAL & PROVIDES UPDATE

For Immediate Release	July 21, 2010

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has received from the General Bureau of Environmental Affairs (DGAA) of the Ministry of Energy and Mines (MEM) of Peru Directoral Resolution N° 234-2010-MEM/AAM dated July 20, 2010, by which it approves the Environmental Impact Study (EIA) of the La Arena Project. The Company is also pleased to announce that the technical due diligence required as part of the previously announced US$24.25 million gold prepayment facility has been completed and that Rio Alto’s Mexican exploration properties have been sold.

Approval of EIA for La Arena

The approval of the EIA for La Arena marks the completion of an extensive regulatory process that started in July 20, 2009, when Rio Alto conducted the first of four information workshops in the community of La Arena and other surrounding communities within the area of influence of the Project, which concluded with the formal filing of the 10-volume EIA with the DGAA on September 16, 2009. During the review process of the EIA we received observations from the MEM, the Ministry of Agriculture (INRENA), the National Water Authority (ANA), the Local Water Authority (ALA) of Huamachuco, and the National Archaeological Institute (INC). All the observations were resolved by the Company during an 8-month period that ended in late May, 2010.

The Company commenced the permitting procedures for construction and other related authorizations from the relevant authorities, which will be filed during July with the General Bureau of Mining (DGM) of the MEM.

Granting of Civil Works Contract

La Arena S.A., titleholder of the Project, has selected Consorcio TIWU (G&M-STRACON) as its civil works contractor to build the Leach Pad, Waste Dump and related infrastructure for the Project. G&M S.A. (Graña y Montero) is one of the largest and most experienced civil work contractors and engineering service providers in Peru. STRACON is a civil work service provider specializing in mining operations in New Zealand and Peru. Both companies have been successfully operating jointly in the Peruvian mining sector for eight years.

Construction work will start once the relevant contracts have been executed and permits have been issued by the DGA. Provided that no extreme weather conditions occur Rio Alto expects to place ore on the leach pad in December, 2010.

Alex Black, President of the Company said that “Receipt of environmental approval and the awarding of the civil construction contract represent two major milestones in the La Arena development process. We have been extremely pleased with the responsiveness of the various government agencies during the EIA approval process and are encouraged by the support for the development of La Arena demonstrated by the local communities. We are also pleased to have selected a consortium of the caliber of G&M and Stracon as our civil construction contractor and look forward to working with them in bringing La Arena into production.”

Gold Prepayment Facility

On April 20, 2010, the Company announced that it had entered into a term sheet for a US$24.25 million gold prepayment facility. Rio Alto has been advised by Red Kite Explorer Trust that it has completed its technical due diligence. As a result both parties have commenced preparation of definitive documentation for the facility.

Mexican Assets

During the past several months the Company carried out an evaluation of its Mexican exploration properties and determined that in light of the focus on developing the La Arena Gold Oxide Project, the annual holding and operating cost for the Mexican operations of approximately US$500,000 per year was not justified. Consequently, the Mexican operations have been shut down and the properties were sold. Consideration for the properties is US$113,000, to be paid within one year, and a 1 per cent net smelter return royalty for up to US$1 million. The sale of these properties and closing the Mexican Operations will result in a fourth quarter non-cash charge to operations of approximately $10.4 million.

Sulphide Project Definitive Feasibility Study

The Company is also preparing to commence a definitive feasibility study for the development of the La Arena Sulphide Project. Discussions are being held with a number of prominent engineering companies prior to solicitation of quotations for the execution of the study which is planned to be completed over the next 24 months.

Rio Alto plans to bring La Arena Project into production during 2010 and to use cash flow from production to further develop its assets in Peru. To learn more about Rio Alto, please visit Rio Alto’s website or Rio Alto’s profile on SEDAR at www.sedar.com.

Reader Advisory

Certain statements contained herein constitute forward-looking statements including development of La Arena Gold Oxide Project, the estimated charge to operations related to the disposal of the Company’s Mexican properties and timing for the completion of a definitive feasibility study for the La Arena Sulphide Project. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Klaus Zeitler

Chairman

FOR FURTHER INFORMATION, CONTACT:

Alejandra Gomez, Investor Relations	Alex Black, President & COO

Phone: 604.628.1401	Phone: 51 - 1 - 625 9900

Fax: 866.393.4493	Fax: 866.393.4493

Email: alejandrag@rioaltomining.com	Email: alexb@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release